================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                               (Amendment No. 11)

                    Under the Securities Exchange Act of 1934

                                   ADECCO S.A.
                                ----------------
                                (Name of Issuer)

            REGISTERED AND BEARER SHARES, NOMINAL CHF 1.00 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                 --------------
                                 (CUSIP Number)

                               Dr. Andreas Jacobs
                                Jacobs Holding AG
                                 Seefeldquai 17
                                Postfach CH-8034
                               Zurich, Switzerland
                                +41 44 388 61 61
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               November 17, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

                                  SCHEDULE 13D
-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Jacobs Holding AG (formerly known as KJ Jacobs AG)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[X]
                                                                         (b)[ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------ -------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              15,187,399
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                15,187,399
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Jacobs Venture AG
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              12,000,000
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                12,000,000
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Triventura AG
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              12,000,000
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                12,000,000
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Klaus J. Jacobs
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              7,100,000
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                7,100,000
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Renata I. Jacobs
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              5,802,471
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                5,802,471
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Lavinia Jacobs
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              601,500
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                601,500
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Nicolas Jacobs
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              737,510
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                737,510
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Philippe Jacobs
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              737,500
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                737,500
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Nathalie Jacobs
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              737,800
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                54,904,180(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                737,800
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                54,904,180(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       54,904,180(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.1%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs and Philippe Jacobs.

     This Schedule 13D (Amendment No. 11) relates to the registered shares, CHF
1.00 each (the "Shares") of Adecco S.A. (the "Issuer") and amends and supplements Schedule 13D (Amendment No. 10) filed on December 9, 2005.

ITEM 1. SECURITY AND ISSUER

     No change.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented as follows:

     This statement on Schedule 13D is being filed by Jacobs Holding AG, Jacobs Venture AG, Triventura AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs (together, the "Reporting Persons").

     Pursuant to negotiations between Klaus J. Jacobs and Philippe Foriel-Destezet on November 21, 2005, it was agreed that Akila Finance SA ("Akila") would sell a total of 24,000,000 Shares in two tranches of 12,000,000 Shares each. As filed on Schedule 13D (Amendment No. 10) on December 9, 2005, Jacobs Venture AG purchased 12,000,000 Shares on December 9, 2005. As discussed under Item 3, this amendment is filed to report the sale of the additional 12,000,000 Shares by Akila to Triventura AG ("Triventura"), a subsidiary of Jacobs Holding AG.

     1.   Jacobs Holding AG

     (a) - (c), (f): Jacobs Holding AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Holding AG is Seefeldquai 17, 8008 Zurich Switzerland, and the postal address is P.O. Box, 8034 Zurich, Switzerland. The Chairman of the board of directors of Jacobs Holding AG is, at present, Andreas Jacobs, who was also elected a member of the board of directors of the Issuer on May 23, 2006.

     The share capital of Jacobs Holding AG is comprised of two classes of shares: (i) "Partizipationsscheine" which carry all dividend and other economic rights, including, but not limited to, any proceeds from the dissolution of Jacobs Holding AG, and (ii) "Namenaktien" which carry all the voting rights and no economic rights. All "Partizipationsscheine" are held by the "Jacobs Foundation", a charitable foundation organized under the laws of Switzerland. The Jacobs Familienrat, a non-profit association organized under the laws of Switzerland, owns 89.9% of the "Namenaktien" and the "Jacobs Foundation" owns the remaining 10.1%. The President of the Jacobs Familienrat is, at present Klaus J. Jacobs who was also elected Chairman and Chief Executive Officer of the Issuer on November 21, 2005. Klaus J. Jacobs was re-elected as a member of the board of directors of the Issuer on May 23, 2006 and is currently Chairman of the Issuer. He resigned as Chief Executive Officer of the Issuer as of August 1, 2006.

     Jacobs Holding AG considers the Jacobs Familienrat a control person under the General Instruction C to Schedule 13D. However, Jacobs Holding AG believes that the Jacobs Familienrat has no control over investment and/or voting decisions of Jacobs Holding AG with respect to the Shares and the Jacobs Familienrat is not considered by Jacobs

Holding AG as a beneficial owner of the Shares. Neither the Jacobs Foundation nor the Jacobs Familienrat has any other, direct or indirect, interest in the Shares.

     Listed on Schedule A and B attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Jacobs Holding AG and the Jacobs Familienrat, respectively.

     (d)-(e): Neither Jacobs Holding AG nor the Jacobs Familienrat nor, to the best of their knowledge, any of the persons listed on Schedules A or B attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.   Jacobs Venture AG

     (a) - (c), (f): Jacobs Venture AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Venture AG is c/o Schatti + Partner AG, Zugerstrasse 76b CH-6340 Baar, Switzerland. The Chairman of the board of directors of Jacobs Venture AG is, at present, Andreas Jacobs, who was also elected a member of the board of directors of the Issuer on May 23, 2006.

     Listed on Schedule C attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Jacobs Venture AG.

     (d)-(e): Neither Jacobs Venture AG nor, to the best of their knowledge, any of the persons listed on Schedule C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3.   Triventura AG

     (a) - (c), (f): Triventura AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Triventura AG is c/o Schatti + Partner AG, Zugerstrasse 76b CH-6340 Baar, Switzerland, Switzerland. The Chairman of the board of directors of Triventura AG is, at present, Andreas Jacobs, who was also elected a member of the board of directors of the Issuer on May 23, 2006.

     Listed on Schedule D attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Triventura AG.

     (d)-(e): Neither Triventura AG nor, to the best of their knowledge, any of the persons listed on Schedule D attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     4. Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs

     (a) - (c), (f): Klaus J. Jacobs is citizen of Switzerland and is Chairman of the Issuer. His business address is Newsells Park, Barkway, Royston SG8 8 DA, United Kingdom.

     Renata I. Jacobs is citizen of Switzerland. She is resident at Newsells Park, Barkway, Royston SG8 8 DA, United Kingdom but is not domiciled in the United Kingdom.

     Lavinia Jacobs is citizen of Switzerland and is a legal trainee. Her residence is Schuracherstrasse 151, CH-8700 Kusnacht, Switzerland.

     Nicolas Jacobs is citizen of Switzerland and is a Ph.d. student. His residence is Zeltweg 92, CH-8032 Zurich, Switzerland.

     Philippe Jacobs is citizen of Switzerland and is a Ph.d. student. His residence is Schuracherstrasse 151, CH-8700 Kusnacht, Switzerland.

     Nathalie Jacobs is citizen of Switzerland and is a student. Her residence is Schuracherstrasse 151, CH-8700 Kusnacht, Switzerland.

     (d)-(e): None of Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs or Nathalie Jacobs has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby supplemented as follows:

     On December 5, 2005, Akila Finance and Triventura entered into a share purchase agreement (the "Share Purchase Agreement II"), attached as Exhibit 3 to Amendment No. 10 to Schedule 13D filed on December 9, 2005 and incorporated by reference herein, pursuant to which Akila agreed to sell 12,000,000 Shares to Triventura at a price per Share of CHF 63 (the "Share Price") plus 50% of the difference between (i) the average closing price of a Share on each of the last five trading days of SWX, prior to the closing date of the purchase, and (ii) CHF 63 (the "Profit Share"). The minimum profit share to be paid to Akila Finance SA was agreed to be CHF 72 million if the transaction is consummated before June 30, 2007.

     Triventura and Akila agreed on November 14, 2006 that the correctly calculated final purchase price would be CHF865,440,000. The transaction was closed and the beneficial ownership of these Shares was transferred to Triventura on November 17, 2006.

     To finance the purchase of the Shares under the Share Purchase Agreement, Triventura AG entered into a Bilateral Equity-Linked Contract (the "BELC"), attached as Exhibit 1 hereto and incorporated herein by reference, with Deutsche Bank AG ("DB") on November 8, 2006. Under the terms of the BELC, DB has made a loan to Triventura in the amount of CHF865,440,000. The obligations of Triventura under this loan are secured by 12,000,000 Shares pledged by Triventura on November 17, 2006 (the "Closing Date"). Triventura continues to exercise the voting rights relating to the pledged Shares.

     Under the terms of the BELC, Triventura will pay an amount (the "Fixed Amount") where the BELC is terminated on March 10, 2008 (the "Maturity Date"). The Fixed Amount will be calculated by applying 1 percent per annum to the aggregate of the amount equal to CHF 81.476 (the "Initial Reference Price") multiplied by 12,000,000 (the "Notional Amount"), multiplied by the number of Shares pledged by Triventura (the "Units") (as adjusted over the term of the loan in accordance with the adjustment provisions set out in the BELC), which have not been called by DB under the Call Option described below, divided by 12,000,000, and relating to each day in the period from November 17, 2006 to the Maturity Date divided by 365.

     If the BELC is terminated:

     (a) as a result of DB exercising its the Call Option (described below) to reduce the number of outstanding Units to zero; or

     (b) as a result of Triventura exercising its Regulatory Call Option described below; or

     (c)  following an Event of Default,

     then no Fixed Amount will be payable by Triventura to DB.

     Under the terms of the BELC, DB has a call option (the "Call Option") over the Units. DB may exercise the Call Option at any time during the period from, and including, nine calendar months after Closing Date to, but excluding, the earlier to occur of (A) the day falling seven business days prior to the maturity of the loan on the Maturity Date and (B) the date on which a Regulatory Call Notice (as defined below) is effective. In the case of a Call Option, Triventura will have to deliver the Call Option Delivery Amount which is the number of Shares specified by DB divided by 1 plus 14.5%.

     Under the terms of the BELC, Triventura may terminate the BELC early by sending a written notice (the "Regulatory Call Notice") to DB following the occurrence of a Regulatory Event. A Regulatory Event is an anti-trust event, a tax event or a change in law which would result in it being unlawful for Triventura to carry out its obligations under the BELC. In such an event, Triventura will have to deliver to DB the lower of:

     (a) the number of Shares that have not been otherwise called by DB under its Call Option plus the cash value of the aggregate dividends received by Triventura; and

     (b) the number of Shares and cash (such cash being limited to that standing to the balance of the Account as defined in the Account Pledge Agreement) which, on the date which is 15 business days prior to the date specified by Triventura in accordance with the requirements in the BELC as the Regulatory Termination Date, have a then market value equal to the Fair Market Value of Triventura's outstanding obligations, being the Fair Market Value determined by DB (or, if so elected by Triventura, the average of the Fair Market Value determined by DB and the Fair Market Value determined by an independent appraiser appointed by Triventura).

     If the BELC has not been previously terminated, on the Maturity Date, Triventura will repay the Notional Amount (plus the Fixed Amount) by delivering to DB the Number of Settlement Units. The Number of Settlement Units will be the arithmetic average of daily settlement calculations (based on Current Market Prices (as defined in the BELC) of Shares and other factors) made from and including the Maturity Date to and including the ninth business days following the Maturity Date. If, at any time prior to the Maturity Date the number of outstanding Units has been reduced to zero, Triventura will not be required to make any further payments or deliveries to DB (and no interest will be payable).

     If DB gives notice of an Event of Default under the BELC, Triventura will settle the Notional Amount to DB by delivering the lower of:

     (a) the number of Shares that have not been otherwise called by DB under its Call Option plus the cash value of the aggregate dividends received by Triventura; and

     (b) the number of Shares and cash (such cash being limited to that standing to the balance of the Account as defined in the Account Pledge Agreement) which, on the date which is 15 business days prior to the Event of Default Termination Date, has a Market Value equal to the Fair Market Value, being the Fair Market Value determined by DB (or, if so elected by Triventura, the average of the Fair Market Value determined by DB and the Fair Market Value determined by an independent appraiser appointed by Triventura).

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons consider their beneficial ownership of the Shares as an investment which they continue to evaluate. Except as disclosed in this
Schedule 13D, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a) (i) Each of the Reporting Persons beneficially own 54,904,180 Shares, or 29.1%, of the share capital of the Issuer as set forth on the applicable cover page.

          (ii) Aside from Klaus J. Jacobs and Nicolas Jacobs, of the other persons listed in Schedules A, B C and D the following person beneficially owns the number of Shares shown below:

                       Rolando Benedick owns 2,300 Shares.

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of Shares as to which there is sole or shared power to vote or direct vote or sole or shared power to dispose or to direct the disposition.

     (c) On November 17, 2006, the transaction under Share Purchase Agreement II, defined in Item 3, was consummated. The purchase price per Share was CHF
72.12 and for 12,000,000 was CHF 865,440,000. The Shares were delivered by Akila to Triventura through the facilities of SIS Sega Intersettle AG, the Swiss securities clearing organization. The closing of the sale of the Shares took place in Zurich, Switzerland. Other than this acquisition of 12,000,000 Shares, there have been no purchases or sales of Shares in the past sixty days by any of the Reporting Persons or persons listed on Schedules A, B and C to Schedule 13D an, prior to this, Triventura did not own any Shares.

     (d) As discussed under Item 3 above, Triventura has pledged 12,000,000 Shares for the benefit of DB. In connection therewith, Triventura has entered into a share pledge agreement and account pledge agreement with DB. Unless an event of default has occurred under the BELC, Triventura will continue to be entitled to receive and retain all dividends on and other economic benefits from the pledged Shares and other benefits received from the Issuer. Copies of the share pledge agreement and the account pledge agreement are filed as Exhibit 4 and Exhibit 5 and incorporated by reference herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby supplemented as follows:

     As discussed in Items 3 and 5(d) above, Triventura has pledged 12,000,000 Shares to secure obligations of Triventura under the BELC. Under the terms of the BELC, DB has a Call Option on these Shares.

     On March 20, 2006, Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs entered into a Shareholders' Commitment Agreement (the "Triventura Shareholders' Agreement") pursuant to which the parties agreed not to sell or transfer their shares in Triventura until the financing described under Item 3 was available. The parties also agreed to pledge their own Shares if so required under the financing arrangements. As described under Item 3, only Triventura has pledged its Shares. A copy of the Triventura Shareholders' Agreement is filed as Exhibit 5 and incorporated by reference herein.

     The Triventura Shareholders' Agreement also provides certain rights of first refusal, preemptive rights and conditional purchase rights as well as certain call and put options with respect to the transfer of shares in Triventura held by parties to the Triventura Shareholders' Agreement other than Jacobs Holding AG.

     The Triventura Shareholders' Agreement is filed herein as Exhibit 6 and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.   Description
     -----------   -------------------------------------------------------------
     1             Bilateral Equity-Linked Contract between Triventura and
                   Deutsche Bank AG, dated November 8, 2006
     2             Joint Filing Agreement by and among the Reporting Persons, dated as of October 31, 2006
     3             Power of Attorney granted by the Reporting Persons in favor of Jacobs Holding AG / Andreas Jacobs, dated as of
                   October 31, 2006
     4             Share Pledge Agreement between Triventura AG and Deutsche
                   Bank AG, dated as of November 14, 2006
     5             Account Pledge Agreement between Triventura AG and Deutsche
                   Bank AG, dated as of November 14, 2006
     6             Shareholders' Commitment Agreement between Jacobs Holding
                   AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs,
                   Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs, dated
                   March 20, 2006

                   [SIGNATURE APPEARS ON THE FOLLOWING PAGE]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2006
                                                          JACOBS HOLDING AG


                                                          By: /s/ Andreas Jacobs
                                                              ------------------
                                                          Name:  Andreas Jacobs
                                                          Title: Chairman

                                                                      SCHEDULE A

     The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Holding AG.


                                         Principal Occupation or
                                         Employment and the Name,
                                         Principal Business and
                                         Address of Organization
                  Residence or Business  in which such Employment
Name              Address                is Conducted                     Citizenship
----------------  ---------------------  ------------------------------   -----------
Andreas Jacobs    Seefeldquai 17         N/A                              German
(Chairman of the  8034 Zurich
Board)            Switzerland

Rolando Benedick  Waldstrasse 16         Chairman of the Board of Manor   Swiss
(Board member)    4144 Arlesheim         AG
                  Switzerland            Utengasse 31
                                         4005 Basel
                                         Switzerland

Conrad Meyer      Hasenburg 2            Full Professor                   Swiss
(Board member)    8627 Gruningen         Zurich University
                  Switzerland            Plattenstrasse 14
                                         8032 Zurich
                                         Switzerland

Markus Fiechter   Seefeldquai 17         CEO, Jacobs Holding AG           Swiss
                  8034 Zurich
                  Switzerland

Daniel Pfister    Seefeldquai 17         CFO, Jacobs Holding AG           Swiss
                  8034 Zurich
                  Switzerland

                                                                      SCHEDULE B

     The following table sets forth the name, present principal occupation or employment of the president, and if applicable, each director and each executive officer of the Jacobs Familienrat. Currently, Klaus J. Jacobs serves as the president of the Jacobs Familienrat. There are no directors or executive officers.


                                         Principal Occupation or
                                         Employment and the Name,
                                         Principal Business and
                                         Address of Organization
                  Residence or Business  in which such Employment
Name              Address                is Conducted                     Citizenship
----------------  ---------------------  ------------------------------   -----------
Klaus J. Jacobs   Newsells Park          Chairman of the Issuer           Swiss
(President)       Barkway
                  Royston SG8 8 DA
                  United Kingdom

                                                                      SCHEDULE C

     The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Venture AG.


                                         Principal Occupation or
                                         Employment and the Name,
                                         Principal Business and
                                         Address of Organization
                  Residence or Business  in which such Employment
Name              Address                is Conducted                     Citizenship
----------------  ---------------------  ------------------------------   -----------
Andreas Jacobs    Seefeldquai 17         N/A                              German
(Chairman of the  8034 Zurich
Board)            Switzerland

Rolando Benedick  Waldstrasse 16         Chairman of the Board of Manor   Swiss
(Board member)    4144 Arlesheim         AG
                  Switzerland            Utengasse 31
                                         4005 Basel
                                         Switzerland

Conrad Meyer      Hasenburg 2            Full Professor                   Swiss
(Board member)    8627 Gruningen         Zurich University
                  Switzerland            Plattenstrasse 14
                                         8032 Zurich
                                         Switzerland

Nicolas Jacobs    Zeltweg 92,            Ph.D. Student                    Swiss
(Board member)    8032 Zurich
                  Switzerland

                                                                      SCHEDULE D

     The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Triventura AG.


                                         Principal Occupation or
                                         Employment and the Name,
                                         Principal Business and
                                         Address of Organization
                  Residence or Business  in which such Employment
Name              Address                is Conducted                     Citizenship
----------------  ---------------------  ------------------------------   -----------
Andreas Jacobs    Seefeldquai 17         N/A                              German
(Chairman of the  8034 Zurich
Board)            Switzerland

Rolando Benedick  Waldstrasse 16         Chairman of the Board of Manor   Swiss
(Board member)    4144 Arlesheim         AG
                  Switzerland            Rebgasse 34
                                         4058 Basel
                                         Switzerland

Conrad Meyer      Hasenburg 2            Full Professor                   Swiss
(Board member)    8627 Gruningen         Zurich University
                  Switzerland            Plattenstrasse 14
                                         8032 Zurich
                                         Switzerland

Nicolas Jacobs    Zeltweg 92,                                             Swiss
(Board member)    8032 Zurich
                  Switzerland

EXHIBIT INDEX

     Exhibit No.   Description
     ----------    -------------------------------------------------------------
     1             Bilateral Equity-Linked Contract between Triventura and
                   Deutsche Bank AG, dated November 8, 2006
     2             Joint Filing Agreement by and among the Reporting Persons, dated as of October 31, 2006
     3             Power of Attorney granted by the Reporting Persons in favor of Jacobs Holding AG / Andreas Jacobs, dated as of
                   October 31, 2006
     4             Share Pledge Agreement between Triventura AG and
                   Deutsche Bank AG, dated as of November 14, 2006
     5             Account Pledge Agreement between Triventura AG and
                   Deutsche Bank AG, dated as of November 14, 2006
     6             Shareholders' Commitment Agreement between Jacobs Holding
                   AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs,
                   Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs, dated
                   March 20, 2006
                                       23